UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 6)*
Under the Securities Exchange Act of 1934
Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
+30-210-4595000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
July 27, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		19,972,551(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,972,551(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

19,972,551(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

68%(1)

14	TYPE OF REPORTING PERSON*

CO
(1)    Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days, except as otherwise described in this Amendment No. 6.

Page 2 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Panama

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,502,628(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,502,628(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,502,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

6.0%

14	TYPE OF REPORTING PERSON*

CO

(1)	Represents shares of Common Stock owned directly by Amadeus Maritime S.A. of which Angeliki Frangou has beneficial ownership.

Page 3 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greek

	7	SOLE VOTING POWER

NUMBER OF		1,702,628(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,702,628(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,702,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

7.0%

14	TYPE OF REPORTING PERSON*

IN

(1)	Includes 1,502,628 shares of Common Stock held directly by Amadeus Maritime S.A. of which Ms. Frangou is the beneficial owner. Does not include 200,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not be exercisable within 60 days, except as otherwise described in this Amendment No. 6.

Page 4 of 6 pages

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 6, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010 and Amendment No. 5 filed on May 26, 2010 (“Amendment No. 5”), all other provisions of the Schedule 13D filed by the Reporting Persons on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 6.
Item 5. Interest in Securities of the Issuer
This Amendment No. 6 amends and restates Item 5(a) and (b) of the Original Schedule 13D as set forth below:
     (a), (b) As of August 5, 2010, Holdings beneficially owns 19,972,551 shares of the Issuer’s Common Stock, which does not include 6,035,000 shares of Common Stock issuable upon exercise of warrants underlying the sponsor units (the “Holdings Sponsor Warrants”), which are not currently exercisable and will not become exercisable within 60 days. The warrants underlying the sponsor units are currently not exercisable unless and until the reported last sale price of the Common Stock equals or exceeds $13.75 per share for any 20 days within any 30-trading day period beginning 90 days after the Issuer’s initial business combination.
     On May 28, 2010, the Issuer completed the Acquisition. As a result, 7,600,000 shares of Common Stock issuable upon exercise of certain private placement warrants became exercisable immediately upon the completion of the Acquisition and, hence, became beneficially owned by Holdings at such time.
     Angeliki Frangou beneficially owns 1,702,628 shares of the Issuer’s Common Stock; of this amount, Ms. Frangou has sole dispositive and voting power over 200,000 shares that she owns directly, and she has sole voting and dispositive power over 1,502,628 shares held indirectly through Amadeus, which shares voting and dispositive power with Ms. Frangou. Ms. Frangou’s beneficial ownership does not reflect 200,000 shares of Common Stock issuable upon exercise of warrants underlying the sponsor units (the “Frangou Sponsor Warrants” and, together with the Holdings Sponsor Warrants, the “Sponsor Warrants”). Ms. Frangou is Chairman of the Board of Directors, Chief Executive Officer and a principal stockholder of Holdings. Ms. Frangou disclaims beneficial ownership of any shares of Common Stock owned by Holdings and Holdings disclaims beneficial ownership of any shares of Common Stock owned by Ms. Frangou or Amadeus, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power.
     On July 27, 2010, the Issuer commenced its offer to holders of its publicly traded warrants (the “Offer”) to exercise on enhanced terms the outstanding publicly traded warrants to purchase Common Stock. As part of the Offer, the Issuer is soliciting consents (the “Consent Solicitation”) from holders of such publicly traded warrants to permit the immediate exercise of the Sponsor Warrants. In connection with the Offer, Holdings has orally agreed with the Issuer to exercise for cash all 13,635,000 of the Holdings Sponsor Warrants and 7,600,000 private placement warrants, and Ms. Frangou has orally agreed with the Issuer to exercise for cash all of the 200,000 Frangou Sponsor Warrants, in each case, subject to consummation of the Offer and Consent Solicitation. Such exercises would be at $5.65 per share and result in an aggregate of $78,167,750 in proceeds to the Issuer. The funds for such exercises will come from Holdings’ working capital and Ms. Frangou’s personal funds, respectively.
     If the transactions contemplated by the Offer and Consent Solicitation are consummated, and assuming the minimum conditions of the Offer are met, Navios Holdings and Ms. Frangou will beneficially own 19,670,000 shares and 400,000 shares, respectively, representing 45% and 0.9%, respectively of the shares of Common Stock outstanding after such consummation.
     For more information concerning the Offer and Consent Solicitation, please see the Schedule TO-I, as amended, filed with the Commission on August 6, 2010.
     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons, except with respect to the 1,502,628 shares of Common Stock owned by Amadeus of which Ms. Frangou is the beneficial owner.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 6.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2010		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Amadeus Maritime S.A.

	By:	/s/ Jose Silva

	Name:	Jose Silva
	Title:	President

/s/ Angeliki Frangou (individually)